EXHIBIT 99.1

Press Release dated June 29, 2005 announcing the arrival of TIM Hellas Telecomunications S.A.’s new Chief Financial Officer, Mr. Dimitris Kouvatsos.

TIM Hellas Telecommunications SA

TIM HELLAS APPOINTS NEW CHIEF FINANCIAL OFFICER DIMITRIS KOUVATSOS REPLACES RUGGERO CATERINI

ATHENS, June 29, 2005 — TIM Hellas Telecommunications S.A. (NASDAQ: TIMHY; Amsterdam: TIMHY) today announced the appointment of Mr. Dimitris Kouvatsos as the new Chief Financial Officer of TIM Hellas, succeeding Mr. Ruggero Caterini who resigned earlier in the month. Mr. Kouvatsos will assume the position on July 4, 2005.

Mr. Kouvatsos joins TIM Hellas with more than twenty-five years of experience in financial operations both in Greece and abroad. In 1977, he began his career as a financial analyst and subsequently he became the Finance Director of Control Data S.A. in Greece. In 1984 he joined the Hewlett Packard Corporation and assumed a series of positions of increasing responsibility which culminated in his appointment as Finance and Administration Director. After his tenure at Hewlett Packard, Mr. Kouvatsos moved to PepsiCo Inc. as Chief Financial Officer of the Greek subsidiary and once more advanced through various positions until he became European Finance Director of the corporation’s European, Middle East and African operations.

In 1997, he returned to Greece and assumed the role of Deputy Managing Director at Athens Papermill S.A. (Softex). Two years later he joined the Hellenic Telecommunications Organization S.A. (OTE) as Chief Financial Officer of the Group, a post he held until 2003. Since 2004, Mr. Kouvatsos has been acting in a consultant position with Ernst & Young, focusing on corporate restructuring and recovery project teams.

Commenting on the appointment, Mr. Socrates Kominakis, the company’s Chief Executive Officer, noted that “At this critical junction in TIM Hellas’ development, Dimitris’ extensive experience in major financial executive positions in Greece and abroad in addition to his working knowledge of the Greek telecom sector will certainly be an asset to TIM Hellas. It is with great honor to have someone of Dimitris’ caliber joining our management team.”

Mr. Kouvatsos holds a BSc in business administration from the Athens University of Economics and Business and an MBA from the City University of London. Born in Athens in 1949, he is married and has two children.

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Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585
ir@tim.com.gr
www.tim.com.gr/en/ir.cfm

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TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services. The company’s stock is publicly traded on the Nasdaq and Amsterdam exchanges.